15025592

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52624

SEC RECEIVED MAR 17 2015 WASHINGTON DC PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Lee Street
(No. and Street)

Port Reading	NJ	07064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony T. Cianci (732)906-9006
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Michael T. Remus, CPA
(Name - if individual, state last, first, middle name)

P.O. Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony T. Cianci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Chase Capital Partners, LLC, as of December 31, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

DONALD W. POLLARD
NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES 6/4/2018

This report** contains (check all applicable boxes):

- ✓ (a) Facing page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows
- ✓ (e) Statement of Changes in Members Equity or Partners' or Sole Proprietor's Capital.
- ✓ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ✓ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ✓ (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- (o) Independent auditor's report on internal accounting control
- (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL T. REMUS
Certified Public Accountant
P.O. Box 2555
Hamilton Square, NJ 08690

Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Fox Chase Capital Partners, LLC

I have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC (a Delaware Limited Liability Company) as of December 31, 2014, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements and supplemental information. Fox Chase Capital Partners, LLC's management is responsible for these financial statements. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Fox Chase Capital Partners, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Computation ofNet Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption), and Schedule of Aggregate Indebtedness has been subjected to audit procedures performed in conjunction with the audit of Fox Chase Capital Partners, LLC financial statements. The supplemental information is the responsibility of Fox Chase Capital Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Michael T. Remus

Michael T. Remus, CPA

Hamilton Square, New Jersey

March 12, 2015

Fox Chase Capital Partners, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

Due from Broker	$	349,443
Investments in Securities at Fair Market Value		265,457
Prepaid expense		13,137
Total Current Assets		628,037
Other Assets		
Clearing deposit		50,000
Total Assets	$	678,037

LIABILITIES AND MEMBERS' EQUITY

Bank overdraft	$	112,115
Other accruals		4,500
Total Liabilities		116,615
Members' Equity		
Members' equity		561,422
Total Members' Equity		561,422
Total Liabilities and Members' Equity	$	678,037

See accompanying notes to financial statements.

1 Nature of Business Operations

Fox Chase Capital Partners, LLC (the "Company"), is a New Jersey Limited Liability Company and was formed in March 2000 under the laws of the State of New Jersey. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ('SIPC").

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the Rule 15c3-3 under Section (k)(2)(ii) of the rule.

2 Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Revenue Recognition

The Company generates its revenues from trading for its own account, riskless principle trading, in which it buys a bond, then reconstitutes it by selling smaller portions of the bond. It also earns revenue from effecting trades in US and non US securities. The Company's revenues can vary based on the performance of the financial markets. The Company recognizes revenue from securities transactions on a settlement date basis, generally the next business day following the transaction date. Generally accepted accounting principles require's revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all securities transactions through Pershing LLC / Bernard Herold & Co., Inc. on a fully disclosed basis.

In addition, the Company earns revenue from customers' private placements.

(e) Income Taxes

The partners are to include their share of the Partnership profits and losses in their respective income tax returns. Accordingly, no federal or state income taxes are payable by the Partnership. The Partnership's tax returns and the amount of income or loss allocable to each partner are subject to examination by federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if an adjustment in the Partnership's income or loss is ultimately determined by the taxing authorities.

Certain transactions of the Partnership may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the partnership and the resulting balances in the partners' capital accounts reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements at December 31, 2014 and there are no open tax years prior to 2011. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2014.

(f) Advertising and Marketing

Advertising and marketing costs in the amount of $1,364 are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a trade date basis. Any losses incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

3 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $426,230, which was $326,230 in excess of its required minimum net capital of $100,000. The Company's had an AI/NC ratio of .27 to 1.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

For a further discussion, see "Note 7 Commitments & Contingencies"

4 Financial Instruments

Investments are presented in the financial statements at fair market value. The following is a summary of debt and equity securities held at December 31, 2014:

Common Stock	Level 1 Inputs
5,510 shares InterDigital Inc, avg. cost $30 per share	$ 265,029
Other Bonds	
8,000 FNMA Remic Passthru, cost $60	60
US Government Bonds & Notes	
500 FHLB Bonds, due 12/11/2025 cost $500.	308

5 Concentrations of Credit Risk

The Company maintains its cash balances at two financial institutions. The Federal Deposit Insurance Corporation insures the Company's bank account up to $250,000 but not the funds held at the clearing firm. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from trading in securities.

6 Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("the Agreement") entered into in 2000, which is meant to assure the Company's performance, including but not limited to the indemnification obligations specified in the Agreement. At December 31, 2014 the Company had $50,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2014 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2014 or during the year then ended.

8 Financial Instruments with Off -Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

9 Fair Value

Investments in securities are carried at approximate fair value. Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 Related Party Transactions

During the year ended December 31 2014 the Company paid commissions in the amount of $101,400 to its managing member. In addition the Company reimbursed the managing member for various overhead and travel expenses.

The Company pays rent for office space to Fox Chase Investment Partnership a company that is related through common ownership. There is no lease. Total rent paid during the year 2014 was $18,000.

11 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2014 the Company had implemented such policies and procedures.

12 Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 12, 2015 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

Fox Chase Capital Partners, LLC

OTHER INFORMATION

DECEMBER 31, 2014

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the SEC:

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of SEC Rule 15c3-3 with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Pershing LLC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the SEC:

The Company operates pursuant to the exemptive provisions SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities during the year ended December 31, 2014 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" or compute 15c3-3 reserve requirements.

The Company has elected an exemption from rule 15c3-3 based on section (k)(2)(ii) which states, "all customer transactions be cleared through another broker dealer on a fully disclosed basis".

Disclosure of Statement of Financial Condition

The Statement of Financial Condition for the most recent annual audit report of the broker or dealer pursuant to Sec 240.17a-5 is available for examination at the principal office of the broker or dealer and the New York district office of the Securities and Exchange Commission.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555
Hamilton Square, NJ 08690
Tel: 609-540-1751
Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Members
Fox Chase Capital Partners, LLC

I have reviewed management's statements, included in the accompanying Schedule I Computation of Net Capital under Rule 15c3-1, Schedule II Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption), in which (1) Fox Chase Capital Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Fox Chase Capital Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under—(k)(2)(ii), (the "exemption provisions") and (2) Fox Chase Capital Partners, LLC stated that Fox Chase Capital Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception and Schedule III Information for Possession or Control Requirements under Rule 15c3-3 (Exemption). Fox Chase Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fox Chase Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael T. Remus

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 12, 2015

Fox Chase Capital Partners, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2014
Schedule I

NET CAPITAL		
Members Equity	$	561,422
Total Credits		561,422
Debits		
Clearing deposit		50,000
Prepaid expense		13,137
Haircuts - exempted securities		0
- debt securities		0
- other securities		39,775
- undue concentration		32,280
Total Debits		135,192
NET CAPITAL	$	426,230
CAPITAL REQUIREMENTS		
6 2/3 % of aggregate indebtedness	$	7,767
Minimum capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000.)		100,000
Net capital in excess of requirements	$	326,230
Ratio of Aggregate Indebtedness to Net Capital		0.2736 to 1

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2014)

Reconciliation pursuant to Rule 17a-5(d) (4) of the Audited Computations of Net Capital pursuant to Rule 15c 3-1

Net Capital per Focus Report	$	426,230
Net Capital, per above		426,230
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2014.

Fox Chase Capital Partners, LLC

SCHEDULE II COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

Schedule II

YEAR ENDED December 31, 2014

Pursuant to Rule 17a-5(d) (4) of the audited computations of Net Capital pursuant to Rule 15c 3-1 and computation for Determination of Reserve requirements pursuant to Rule 15c 3-3 submitted by Fox Chase Capital Partners, LLC in my opinion no material differences exist which would materially effect the reserve requirements pursuant to Rule 15c 3-3 or its claim for exemption.

Fox Chase Capital Partners, LLC

Exemption Report pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2014

Fox Chase Capital Partners, LLC Exemption Report

Fox Chase Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R & 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R & 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended December 31, 2014, the Company states the following:

- The Company claimed an exemption from 17 C.F.R & 240.15c3-3 under the following provision of 17 C.F.R & 15c3-3(k)(2)(ii)
- Management is responsible for compliance with the exemption provision. The Company met the requirements of the identified exemption provision throughout the most recent fiscal year without exception.

Fox Chase Capital Partners, LLC

I, Anthony J Cianci, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Anthony J Cianci
President / CCO

Fox Chase Capital Partners, LLC

SCHEDULE OF AGGREGATE INDEBTEDNESS
Year Ended December 31, 2014

AGGREGATE INDEBTEDNESS:

Other accruals	$	4,500
Bank overdraft		112,115
Total Aggregate Indebtedness	$	116,615